UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO SAVINGS PLAN

December 31, 2010 and 2009

Index

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The PepsiCo Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The PepsiCo Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The PepsiCo Savings Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 22, 2011

THE PEPSICO SAVINGS PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2010 and 2009

(dollars in thousands)

	2010	2009
Assets
Investments at fair value:
Plan interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust	$3,885,294	$2,271,598

Receivables:
Participant loans	110,584	42,541
Participant contributions	538	132
Employer contributions	6,662	2,289

Total receivables	117,784	44,962

Net assets reflecting all investments at fair value	4,003,078	2,316,560
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,235)	(1,591)

Net Assets Available for Benefits	$3,980,843	$2,314,969

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31, 2010

(dollars in thousands)

Changes to Net Assets
Income:
Investment income from the PepsiCo, Inc. Defined Contribution Plans Master Trust	$271,004
Interest from participant loans	2,414

Total income	273,418

Contributions:
Participants	129,906
Employer	35,599

Total contributions	165,505

Other activities:
Distributions to participants	(177,103)
Dividends paid to participants	(744)
Administrative expenses	(503)

Total deductions related to other activities	(178,350)

Net increase in net assets before transfers	260,573
Net transfers from other plan	3,287
Transfers related to plan mergers	1,402,014

Net Increase in Net Assets	1,665,874
Net Assets Available for Benefits at Beginning of Year	2,314,969

Net Assets Available for Benefits at End of Year	$3,980,843

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 - Description of the Plan

The following brief description of The PepsiCo Savings Plan (the Plan), formerly The PepsiCo 401(k) Plan for Salaried Employees, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, the Plan provides a program under which eligible salaried employees of PepsiCo, Inc. and certain of its affiliates (the Company) may accumulate funds on a pre-tax basis for long-term retirement savings. All salaried employees who are paid in U.S. dollars from a U.S. payroll and classified as full time, and certain other employees, as defined in the Plan document, are immediately eligible after their first day of service. Part-time salaried employees who are paid in U.S. dollars from a U.S. payroll who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees as defined in the Plan document are not eligible to participate in the Plan. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.

The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee (the Plan Administrator). Fidelity Management Trust Company is the trustee for the Plan and Fidelity, Workplace Services LLC is the recordkeeper for the Plan.

Contributions

Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments. However, the Code limits contributions by highly compensated participants. Under the Code, the maximum allowable pre-tax contribution for participants during 2010 was $16,500. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $5,500 for 2010.

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the stable value fund to the participant-directed brokerage link account. Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the participant-directed brokerage link account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

In general, the Company matches 50% of employee contributions up to 6% (8% for certain employees) of eligible pay based on years of service. Eligible salaried employees who are paid in U.S. dollars from a U.S. payroll and are not actively accruing, or in a waiting period to actively accrue, benefits under a Company sponsored defined benefit pension plan are eligible for Company automatic retirement contributions (ARC). ARC contributions are up to 9% of eligible pay based on age and years of service. The ARC and matching Company contribution are invested in accordance with the investment elections of the employee, however, ARC contributions may not be invested in the participant-directed brokerage link option or the PepsiCo Common Stock Fund.

The Plan has an automatic enrollment program for full-time and, effective January 1, 2011, part-time new hires. Under the program, employees automatically make pre-tax contributions in the amount of 4% of earnings. Employees that are automatically enrolled have their contribution invested in a target date fund, based on their age. An employee may elect out of the program at any time, as well as make changes to (or maintain) the level of contribution and investment fund option.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the Company contributions, fund earnings or losses, and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on fund elections.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. In general, participants are fully vested in the Company’s contributions and associated fund earnings or losses after three years of service. During 2010, $3,739,574 was forfeited. This amount along with prior accumulated forfeitures was used to reduce $5,556,130 of Company contributions. During 2009, $650,323 was forfeited. The remaining amount may be used to reduce future Company contributions or plan administrative expenses.

Participant Loans

In general, participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence (up to 25 years for loans issued prior to 1999). The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent at the time the loans are issued. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, effective for loans taken on or after July 1, 2010, there is a one-time loan origination fee of $50. For loans taken prior to July 1, 2010, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. The Company pays the maintenance fee for outstanding loans for participants from The Quaker 401(k) Plan for Salaried Employees (a previously merged Company-sponsored plan). There were 18,191 loans outstanding at December 31, 2010 with interest rates ranging from 3.3% to 9.5% and with maturities through 2025. There were 6,349 loans outstanding at December 31, 2009 with interest rates ranging from 4.3% to 10.5% and with maturities through 2024.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Distributions

In general, participants may elect to receive a distribution upon hardship, termination, disability, retirement or after the age of 59  1/2. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant, the participant’s spouse or dependent, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination, disability or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate. Under certain circumstances, participants may also elect to take in-service distributions of any after-tax contributions, rollover contributions and vested matching contributions.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and fund earnings and losses as of each valuation date. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required timeframe, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Cash Reserves fund. If a distribution election is not made for an account balance of $1,000 or less, the account will be distributed automatically.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Code. In the event that the Plan is terminated, the Plan Administrator can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 - Plan Mergers

On December 31, 2010, the following Company-sponsored defined contribution plans were merged into the Plan, and the following net assets were transferred to the Plan:

	(dollars in thousands)
Name of Plan	Investments	Receivables	Total Assets
PBG 401(k) Savings Program	$ 959,843	$54,708	$1,014,551
PepsiAmericas, Inc. Salaried 401(k) Plan	378,880	8,583	387,463

	$1,338,723	$63,291	$1,402,014

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Financial Accounting Standards Board (FASB) Accounting Standard Update (ASU) No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, requires that loans to participants be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest. Previous guidance required classification of loans as plan investments and measurement at fair value. ASU No. 2010-25 is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. The Plan adopted ASU No. 2010-25 effective for the year ended December 31, 2010.

Fully benefit-responsive investment contracts are included in the financial statements at fair value as reported to the Plan by the investment manager, and are then adjusted to contract value in determining net assets available for benefits.

Refer to Note 4 for disclosures about contract value and Note 5 for disclosures about fair value measurements.

Tabular dollars are in thousands. Certain reclassifications were made to prior year’s amounts to conform to the 2010 presentation.

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust (PepsiCo Master Trust) which holds investments in various securities, funds and fully benefit-responsive investment contracts. These investments are valued at fair value.

Refer to Note 5 for disclosures about fair value measurements.

Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Participant Loans Receivable

Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions to participants.

Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan”, distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2010 and 2009, there were no such differences.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued.

Note 4 - Plan Interest in Master Trust

The Plan’s investments are combined with the investments of the PepsiCo 401(k) Plan for Hourly Employees in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating savings plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 71% and 67% at December 31, 2010 and 2009, respectively. The PepsiCo Master Trust net assets and net investment income are detailed below. Investments that represent 5% or more of the total net assets are shown separately.

	December 31, 2010	December 31, 2009
Investments, at fair value:
Cash and cash equivalents	$ 75,718	$ 125,460
PepsiCo common stock	1,183,303	934,991
PepsiCo preferred stock	73,805	73,485
Common and preferred stock	103,604	66,146
Mutual funds	870,352	951,218
Government securities	460	408
Corporate bonds	749	365
Stable value fund	861,059	507,665
Large cap equity commingled trust fund	717,719	425,332
Medium cap equity commingled trust fund	295,656	—
Other commingled trust funds	1,312,818	304,549
Other investments	1,519	774

	5,496,762	3,390,393
Interest and dividends receivable	6,176	6,679
Net asset/(liability) for unsettled investment activity	1,718	(6,268)

Net assets	$5,504,656	$3,390,804

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Year ended December 31, 2010
Investment income:
Net appreciation in fair value investments:
PepsiCo common stock	$ 69,008
PepsiCo preferred stock	5,398
Common and preferred stock	7,887
Mutual funds	134,714
Government securities	40
Corporate bonds	10
Commingled trust funds	111,339
Other investments	276

328,672
Interest and dividends	74,569

Net investment income	$403,241

The PepsiCo Master Trust holds investments in the stable value fund, which consists of a wrapped bond portfolio. The majority of the portfolio is made up of government, corporate, mortgage-backed and asset-backed securities. The wrapper contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.

The fully benefit-responsive investment contracts are issued by two investment grade financial institutions and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they provide that the participants may make withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $828,465,924 as of December 31, 2010 and $505,168,510 as of December 31, 2009.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 2.3% and 3.5% at December 31, 2010 and 2009, respectively. The average crediting interest rate was 3.5% at both December 31, 2010 and 2009. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The contract issuers may terminate the investment contracts only in the unlikely event of a default by the Plan.

Refer to Note 5 for disclosures about fair value measurements.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Note 5 - Fair Value Measurements

The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

PepsiCo Master Trust assets measured at fair value as of December 31, 2010 and 2009 are categorized consistently by level in both years, and are as follows:

	2010				2009
	Total	Level 1	Level 2	Level 3	Total
Assets
Equity securities:
PepsiCo common stock(a)	$1,183,303	$1,183,303	$—	$ —	$934,991
PepsiCo preferred stock(b)	73,805	—	73,805	—	73,485
Participant-directed brokerage(a)	103,604	103,604	—	—	66,146
Fixed income securities:
Stable value fund(c)	861,059	—	861,059	—	507,665
Participant-directed brokerage(c)	1,209	—	1,209	—	773
Mutual funds:
U.S. equity(a)	514,038	514,038	—	—	465,145
International equity(a)	269,275	269,275	—	—	198,203
Fixed income(a)	3,434	3,434	—	—	227,711
Participant-directed brokerage(a)	83,605	83,605	—	—	60,159
Commingled trust funds:
U.S. equity(c)	1,297,659	—	1,297,659	—	425,332
Target date(c)	999,800	—	999,800	—	304,539
Fixed income(c)	28,716	—	28,716	—	—
Participant-directed brokerage(c)	18	—	18	—	10
Other:
Cash and cash equivalents	75,718	75,718	—	—	125,460
Participant-directed brokerage(d)	1,519	—	—	1,519	774

Total	$5,496,762	$2,232,977	$3,262,266	$1,519	$3,390,393

(a)	Based on quoted market prices in active markets.

(b)	Based primarily on the price of PepsiCo common stock into which the PepsiCo preferred stock is convertible.

(c)	Based on the fair value of the underlying investments using quoted prices in active markets.

(d)	Based on the net asset value per unit of the underlying investments as determined by the investment manager.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Note 6 - Net Transfer from Other Plans

Transfers from other plan

Certain participants transferred net assets into the Plan from The PepsiCo 401(k) Plan for Hourly Employees.

Transfers from other plans related to plan mergers

Refer to Note 2 for disclosures about plan mergers.

Note 7 - Administrative Expense

The Company pays most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their accounts. Any other indirect expenses are reflected in the net asset value of the various funds.

Note 8 - Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 21% and 27% of the Plan’s net assets were invested in the common and preferred stock of the Company at December 31, 2010 and 2009, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

Note 9 - Tax Status

During 2008, the Company identified potential administrative errors which it voluntarily submitted to the Internal Revenue Service (IRS) for review. As of the date hereof, the Company has not received a response from the IRS with respect to the information submitted.

The Plan’s latest favorable determination letter, received from the IRS, is dated February 14, 2005. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

Note 10 - Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the PepsiCo Master Trust investments in the Company’s common stock was $1,183,303,475 and $934,991,094 at December 31, 2010 and 2009, respectively. The value of the PepsiCo Master Trust investments in the Company’s preferred stock was $73,805,103 and $73,484,811 at December 31, 2010 and 2009, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

THE PEPSICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Note 11 - Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2010 and 2009, and for the year ended December 31, 2010:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$3,980,843	$2,314,969
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	22,235	1,591

Net assets available for benefits per Form 5500	$4,003,078	$2,316,560

	Year ended December 31, 2010
Net increase in net assets before transfers per the financial statements	$260,573
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	22,235
Prior year	(1,591)

Net income per Form 5500	$281,217

THE PEPSICO SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2010

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*Participant Loans	Participant loan fund (18,191 loans outstanding with interest rates ranging from 3.3% to 9.5% with maturities through 2025)	$—	$110,584

*Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2011	THE PEPSICO SAVINGS PLAN

/s/ Marie T. Gallagher
Marie T. Gallagher
Senior Vice President and Controller and Executive Pension Officer

THE PEPSICO SAVINGS PLAN

December 31, 2010 and 2009

Index to Exhibit

23.1	KPMG Consent of Independent Registered Public Accounting Firm